[DIGITAL RECORDERS LETTERHEAD]

October 7, 2004

VIA EDGAR

Ms. O. Nicole Holden
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Digital Recorders, Inc. Form 8-K filed September 10, 2004

Dear Ms. Holden:

     We are in the process of preparing our response to your comment letter dated September 24, 2004. In order to ensure that our response is complete, and to provide an opportunity for all relevant persons to review the response, we respectfully request an extension of the deadline for filing our response letter. We believe that we will be able to provide our response not later than Friday, October 15, 2004.

     Should you have any questions regarding this request, please contact me at (214) 378-4900, or our counsel, Kenn Webb of Carrington, Coleman, Sloman & Blumenthal, at (214) 855-3148.

     Thank you.

Sincerely,

/s/ David L. Turney

David L. Turney
Chairman, CEO and President

cc: Kenn W. Webb